

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 24, 2009

By U.S. Mail and facsimile: (310) 302-1702

Babette E. Heimbuch
Chairman and Chief Executive Officer
FirstFed Financial Corp.
12555 W. Jefferson Blvd.
Los Angeles, California 90066

> **Re:** **FirstFed Financial Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **File Number 001-09566**

Dear Ms. Heimbuch:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and have no further comments at this time. Please contact me at (202) 551-3234 with any questions.

Sincerely,

Eric Envall